Filed pursuant to Rule 424(b)(3)

File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	June 15, 2026

OFS Credit Company, Inc.

$200,000,000

Common Stock

This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.

The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From January 24, 2020 to June 14, 2026, we sold a total of 18,663,757 shares of common stock at a weighted average price of $8.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $153.1 million after deducting commissions and fees.

Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

May 2026 Financial Update

On June 15, 2026, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of May 31, 2026 is between $3.56 and $3.66. This estimate is not a comprehensive statement of our financial condition or results for the month ended May 31, 2026. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending July 31, 2026, which will be reported in our monthly report on Form N-PORT.

Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after May 31, 2026 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, activity in South America, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or the impact of the prolonged shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income (“NII”), the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.

The preliminary financial data included in this May 2026 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

SECOND QUARTER 2026 HIGHLIGHTS AND FINANCIAL RESULTS

SECOND QUARTER HIGHLIGHTS

•
NII of $4.4 million, or $0.15 per common share, for the fiscal quarter ended April 30, 2026. This compares to NII of $5.5 million, or $0.19 per common share, for the fiscal quarter ended January 31, 2026. NII decreased for the fiscal quarter ended April 30, 2026, primarily due to a decrease in the interest income yield1 on our investment portfolio. See additional information under “Results of Operations” below.
•
Core net investment income (“Core NII”)2 of $5.5 million, or $0.19 per common share, for the fiscal quarter ended April 30, 2026. This compares to Core NII of $9.1 million, or $0.32 per common share, for the fiscal quarter ended January 31, 2026. Core NII decreased for the fiscal quarter ended April 30, 2026, primarily due to a $3.4 million decrease in recurring CLO equity cashflows from spread compression in the underlying loan collateral, resulting in weaker cashflow arbitrage. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
•
NAV per common share of $3.72 at April 30, 2026, which decreased by $0.64 from the January 31, 2026 NAV of $4.36. The decrease in NAV was primarily due to a net loss on investments of $0.56 per common share and distributions of $0.215 per common share paid during the quarter which exceeded our quarterly NII of $0.15 per common share. See additional information under “Results of Operations” below.
•
During the fiscal quarter ended April 30, 2026, the interest income yield1 of our investment portfolio was 11.82%, based on average amortized cost.
•
During the fiscal quarter ended April 30, 2026, we did not issue shares of common stock through our At-the-Market offering.

OTHER RECENT EVENTS

•
During the fiscal quarter ended April 30, 2026, we redeemed $23.0 million of 6.125% Series C Term Preferred Stock due April 2026 and $3.0 million of 6.00% Series D Term Preferred Stock due June 2026.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)	At
	April 30, 2026	January 31, 2026
Balance Sheet Highlights
Total investments, at fair value	$197.4	$235.9
Total outstanding preferred stock - principal	89.9	115.9
Total net assets	109.0	126.8
NAV per common share	3.72	4.36
Asset coverage ratio[3]	221.3%	209.4%

Operating Highlights	For the Fiscal Quarter Ended
(Per common share)	April 30, 2026	January 31, 2026
Net investment income	$0.15	$0.19
Net realized loss on investments	(0.26)	(0.02)
Net change in unrealized depreciation on investments	(0.30)	(0.94)
Loss on redemption of preferred stock[4]	—	—
Net earnings (loss)	$(0.41)	$(0.77)

Reconciliation of Core NII — Non-GAAP[2]
Net investment income	$0.15	$0.19
CLO equity adjustments	0.04	0.13
Core NII	$0.19	$0.32

PORTFOLIO AND INVESTMENT ACTIVITIES

As of April 30, 2026, the total fair value of our investment portfolio was $197.4 million, comprised of broadly syndicated loan CLOs and middle-market loan CLOs with a total fair value of $193.6 million and $3.8 million, respectively. For the fiscal quarter ended April 30, 2026, our CLO equity cash flow yield6 was 13.79% based on amortized cost.

	At
Portfolio Overview ($ in millions)	April 30, 2026	January 31, 2026
Total investments, at fair value	$197.4	$235.9
Total number of issuers	81	85
Weighted-average effective yield[7]	11.64%	12.39%

During the fiscal quarter ended April 30, 2026, we received net proceeds of $21.0 million from the repayment and sale of portfolio investments, which were primarily used to redeem shares of our 6.125% Series C Term Preferred Stock due April 2026 and 6.00% Series D Term Preferred Stock due June 2026.

	For the Fiscal Quarter Ended
Portfolio Purchases ($ in millions)	April 30, 2026	January 31, 2026
CLO equity investments	$—	$12.0
CLO debt investments	—	—
Loan accumulation facility investments	—	3.1
Other CLO equity-related investments (i.e., fee rebates)	—	—
Total investments	$—	$15.1
Weighted-average effective yield - period end	N/A	16.51%

	At April 30, 2026
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$298.8	$193.9
Loan accumulation facility investments	1.3	1.3
Other CLO equity-related investments (i.e., fee rebates)	1.8	2.2
Total investments	$301.9	$197.4

RESULTS OF OPERATIONS

Interest Income

During the fiscal quarter ended April 30, 2026, interest income decreased to $9.2 million from $11.0 million during the prior quarter. The decrease in interest income was primarily due to a decrease in the interest income yield1 on our investment portfolio and a smaller average investment portfolio, at cost.

Expenses

During the fiscal quarter ended April 30, 2026, total expenses decreased by $0.7 million to $4.8 million, primarily due to an aggregate decrease of $0.5 million in base management and incentive fees.

Net Realized and Unrealized Gain (Loss) on Investments

During the fiscal quarter ended April 30, 2026, net loss on investments of $16.5 million was due to net realized losses of $7.5 million and net unrealized depreciation of $9.0 million. The net unrealized depreciation was primarily driven by significant declines in loan prices, a challenging CLO equity cash flow arbitrage environment and a modest increase in loan defaults.

OFS Credit Company, Inc.

Statement of Assets and Liabilities

(Unaudited)

As of April 30, 2026
Assets:
Investments, at fair value (amortized cost of $301,855,800)	$197,361,071
Cash and cash equivalents	2,334,934
Interest receivable	349,082
Other assets	325,198
Total assets	200,370,285

Liabilities:
Preferred stock (net of deferred issuance costs of $1,578,081)	88,321,919
Payable to adviser and affiliates	2,453,566
Other liabilities	560,600
Total liabilities	91,336,085

Net assets	$109,034,200

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 29,314,350 shares issued and outstanding	$29,314
Paid-in capital in excess of par	224,638,255
Total accumulated losses	(115,633,369)
Total net assets	$109,034,200

Net asset value per common share	$3.72

OFS Credit Company, Inc.

Statements of Operations

(Unaudited)

	Three Months Ended April 30, 2026	Six Months Ended April 30, 2026
Investment income:
Interest income	$9,202,393	$20,181,944

Operating expenses:
Interest expense	2,100,062	4,266,705
Incentive fees	1,094,930	2,464,554
Base management fees	878,973	1,951,297
Administration fees	258,539	645,645
Professional fees	252,312	526,151
Other expenses	237,855	469,378
Total operating expenses	4,822,671	10,323,730

Net investment income	4,379,722	9,858,214

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(7,491,118)	(8,103,045)
Net change in unrealized depreciation on investments	(8,976,648)	(35,537,271)
Net loss on investments	(16,467,766)	(43,640,316)
Loss on redemption of preferred stock	(13,360)	(13,360)
Net decrease in net assets resulting from operations	$(12,101,404)	$(33,795,462)

Weighted-average common shares outstanding	29,195,385	28,700,140

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal periods presented:

	For the Fiscal Quarter Ended April 30, 2026		For the Fiscal Quarter Ended January 31, 2026
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$4,379,722	$0.15	$5,478,493	$0.19
CLO equity adjustments	1,103,694	0.04	3,631,157	0.13
Core NII	$5,483,416	$0.19	$9,109,650	$0.32

The following table provides a reconciliation of GAAP NII to Core NII for the six months ended April 30, 2026 and 2025:

	For the Six Months Ended April 30, 2026		For the Six Months Ended April 30, 2025
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$9,858,214	$0.34	$10,323,158	$0.44
CLO equity adjustments	4,734,852	0.17	6,414,896	0.27
Core NII	$14,593,066	$0.51	$16,738,054	$0.71

1 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).

2 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” above.

3 Under the Investment Company Act of 1940, as amended, we are permitted to issue senior securities, including preferred stock, provided that we maintain an asset coverage of at least 200% for senior securities representing indebtedness plus preferred stock, and 300% in the case of senior securities representing indebtedness. Asset coverage of senior securities representing preferred stock is calculated as the ratio of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of our outstanding preferred stock and debt. Asset coverage of senior securities representing indebtedness is calculated as the ratio of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of our outstanding debt.

4 For the fiscal quarter ended April 30, 2026, loss on redemption of preferred stock rounds to less than $(0.01) per common share.

5 Weighted based on fair value of total investments as of April 30, 2026. The reinvestment period for loan accumulation facilities is estimated assuming the conversion to a CLO.

6 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost (annualized).

7 Based on amortized cost at period end; excludes discount accretion on CLO debt investments, if applicable.

8 Registration does not imply a certain level of skill or training.